Exhibit 4.33






                                 October 3, 2003

Alpha Capital Atkiengesellschaft
Pradafant 7
9490 Furstentms
Vaduz, Lichtenstein
Fax: 011-42-32323196

         Re:      USA Technologies, Inc.

Dear Sir or Madam:

         As you know, pursuant to Section 8.4 of the Subscription Agreement between USA Technologies, Inc., a Pennsylvania corporation ("USA"), and Alpha Capital Atkiengesellschaft ("Alpha"), a Non-Registration Event has occurred. This will confirm that USA and Alpha have agreed to the following as a result of the Non-Registration Event:

         1. USA shall issue to Alpha an additional 500,000 shares of restricted USA Common Stock within 15 days of the date hereof. The certificate representing the shares shall be delivered to Grushko & Mittman, P.C., attorneys for Alpha, shall bear an appropriate restrictive legend under the 1933 Act and shall be subject to stop transfer instructions. In connection with these shares, USA grants to Alpha "piggy back" registration rights described in Section 8.1(ii) of the Subscription Agreement.

         2. The Purchase Price for the 750,000 shares of Common Stock underlying the Warrant shall be reduced to $.0665 per share. USA confirms that the holding period under Rule 144 for the Warrant Shares upon a cashless exercise of the Warrants would be the original issuance date of the Warrants.

         3. USA agrees to make a cash payment to Grushko & Mittman, P.C., as attorneys for Alpha, in the amount of $5,000.00 (USD) within fifteen (15) days of the date of this letter.. Alpha agrees that the provisions set forth in Sections 1,2, and 3 above will be in full satisfaction of any and all penalties or remedies otherwise provided for in Section 8.4 of the Subscription Agreement and Section 9 of the Warrants through December 31, 2003. Furthermore, if Alpha has sold all of 1,500,000 shares of Common Stock and the 750,000 Warrant Shares under Rule 144 on or before January 31, 2004, there shall be no further penalties due for any period after December 31, 2003.

         USA and Alpha confirm that because of the occurrence of the Non-Registration Event, Alpha shall not purchase and USA shall not sell any of the Second Closing Securities as contemplated in Section 9. Second Closing. of the Subscription Agreement.

         Except as otherwise specifically set forth herein, the Subscription Agreement and the Warrants shall not be amended or modified in any respect whatsoever and shall continue in full force and effect in accordance with its terms. Except as specifically provided otherwise herein, all capitalized terms used herein shall have the meanings ascribed to them in the Subscription Agreement.

         If USA shall  default in its  obligation  to deliver  the shares  under
Section 1 hereof or to deliver the cash payment under Section 3 hereof, then this letter agreement shall become null and void.

         Please indicate Alpha's agreement to this letter agreement by signing below where indicated and returning it to me.

                                            Sincerely,

                                            USA TECHNOLOGIES, INC.

                                            By:  /s/ George R. Jensen, Jr.
                                               -------------------------------
                                                     George R. Jensen, Jr.,
                                                     Chief Executive Officer

AGREED TO AND APPROVED:

ALPHA CAPITAL ATKIENGESELLSCHAFT


By: /s/illegible
         -------------,
         -------------